Exhibit 99.21

Carbon Streaming Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual general and special meeting of shareholders (the “Meeting”) of Carbon Streaming Corporation (the “Company”) held on November 12, 2021. Each of the matters set out below is described in greater detail in the Company’s management information circular dated

September 30, 2021 (the “Circular”).

1. Fixing Number of Directors at Seven (7)

The number of directors of the Company was fixed at seven (7). The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
37,275,987	99.99%	4,350	0.01%

2. Election of Directors

Each of the seven nominees listed in the Circular was elected as a director of the Company for the ensuing year or until their successor is elected or appointed. The results of the votes cast are set out below:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
Justin Cochrane	37,270,833	99.97%	9,504	0.03%
Maurice Swan	37,270,833	99.97%	9,504	0.03%
R. Marc Bustin	37,251,003	99.92%	29,334	0.08%
Saurabh Handa	37,250,503	99.92%	29,834	0.08%
Candace	37,251,504	99.92%	28,833	0.08%
MacGibbon
Andy Tester	37,249,791	99.92%	30,546	0.08%
Jeanne Usonis	37,251,703	99.92%	28,634	0.08%

3. Appointment of Auditors

Baker Tilly WM LLP was appointed as the auditor of the Company until the next annual meeting of shareholders or until a successor auditor is appointed and the board of directors of the Company was authorized to fix the remuneration of the auditor. The results of the votes cast are set out below:

Votes FOR	%	Votes WITHHELD	%
38,577,992	99.92%	32,085	0.08%

4. Approval of Omnibus Long-Term Incentive Plan

An ordinary resolution was passed (the full text of which is set out in the Circular) ratifying and approving the Company’s Omnibus Long-Term Incentive Plan, as more particularly described in the Circular and approving the unallocated rights and entitlements under such plan. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
36,997,259	99.24%	283,078	0.76%

5. Amendment and Restatement of Articles

An ordinary resolution was passed (the full text of which is set out in the Circular) to amend and restate the articles of the Company. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
37,028,736	99.33%	251,601	0.67%

No other business was voted upon at the Meeting.

DATED this 12th day of November, 2021.